UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Aurinia Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

05156V102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05156V102	13G	Page 2 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) venBio Global Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,821,902 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH:	8	SHARED DISPOSITIVE POWER 6,821,902 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,821,902 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 05156V102	13G	Page 3 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) venBio Global Strategic GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,821,902 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH:	8	SHARED DISPOSITIVE POWER 6,821,902 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,821,902 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 05156V102	13G	Page 4 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) venBio Global Strategic GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,821,902 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH:	8	SHARED DISPOSITIVE POWER 6,821,902 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,821,902 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 05156V102	13G	Page 5 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Adelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,821,902 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH:	8	SHARED DISPOSITIVE POWER 6,821,902 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,821,902 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 05156V102	13G	Page 6 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul Brooke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,821,902 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH:	8	SHARED DISPOSITIVE POWER 6,821,902 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,821,902 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 05156V102	13G	Page 7 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corey Goodman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,821,902 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH:	8	SHARED DISPOSITIVE POWER 6,821,902 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,821,902 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 05156V102	13G	Page 8 of 12

Item 1(a).	Name of Issuer:

Aurinia Pharmaceuticals Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

#1203-4464 Markham Street, Victoria, British Columbia V8Z7X8, Canada.

Item 2(a).
Names of Persons Filing:

This statement is being filed by venBio Global Strategic Fund, L.P. (“the Fund”); venBio Global Strategic GP, L.P. (“the General Partner”), which is the sole general partner of the Fund; venBio Global Strategic GP, Ltd. (the “GP Ltd.”), which is the sole general partner of the General Partner; Robert Adelman (“Adelman”), a director of the GP Ltd.; Paul Brooke (“Brooke”), a director of the GP Ltd.; Corey Goodman (“Goodman” and, together with Adelman and Brooke, the “Directors”), a director of the GP Ltd. The Fund, the General Partner, the GP Ltd. and the Directors are sometimes referred to collectively herein as the “Reporting Persons”.

Item 2(b).
Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is c/o venBio Partners, LLC, 1700 Owens Street, Suite 595, San Francisco, CA 94158.

Item 2(c).
Citizenship:

Each of the Fund and the General Partner is a Cayman Islands exempted limited partnership.  The GP Ltd. is a Cayman Islands exempted company.  Each of the Directors is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Shares, no par value (“Common Stock”).

Item 2(e).	CUSIP Number: 05156V102.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)
Amount Beneficially Owned: The Fund is record owner of 5,457,522 shares of Common Stock (the “venBio Common”). Additionally, the Fund holds the rights to warrants to purchase 1,364,380 shares of Common Stock, which are immediately exercisable (the “venBio Warrants” and, collectively with the venBio Common, the “venBio Shares”).  As the sole general partner of the Fund, the General Partner may be deemed to own beneficially the venBio Shares.  As the sole general partner of the General Partner, the GP Ltd. likewise may be deemed to own beneficially the venBio Shares.  As directors of the GP Ltd., each of the Directors likewise may be deemed to own beneficially the venBio Shares.

CUSIP No. 05156V102	13G	Page 9 of 12

(b)
Percent of Class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheet for each Reporting Person are calculated based on 31,818,000 shares of Common Stock reported by the Issuer to be outstanding as of November 10, 2014 in the Issuer’s most recent Form 6-K as filed with the Securities and Exchange Commission pursuant on November 12, 2014 and as adjusted pursuant to Rule 13d-3(1).

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such securities except for the shares, if any, such Reporting Person holds of record.

Item5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item8.	Identification and Classification of Members of the Group.

Not applicable.  The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item9.	Notice of Dissolution of Group.

Not applicable.

Item10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d–1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 05156V102	13G	Page 10 of 12

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:        February 12, 2015

VENBIO GLOBAL STRATEGIC FUND, L.P.

By:	VENBIO GLOBAL STRATEGIC GP, L.P.
General Partner

By:	venBio Global Strategic GP, Ltd.
General Partner

By:                    *
Director

VENBIO GLOBAL STRATEGIC GP, L.P.

By:	VENBIO GLOBAL STRATEGIC GP, LTD.
General Partner

By:	*
Director

VENBIO GLOBAL STRATEGIC GP, LTD.

By:	*
Director

*
Robert Adelman

*
Paul Brooke

*
Corey Goodman

*By:	/s/ Scott Epstein
Scott Epstein
As attorney-in-fact

This Schedule 13G was executed by Scott Epstein on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 05156V102	13G	Page 11 of 12

EXHIBIT 1
AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Aurinia Pharmaceuticals Inc.

EXECUTED this 12th day of February, 2015.

VENBIO GLOBAL STRATEGIC FUND, L.P.

By:	VENBIO GLOBAL STRATEGIC GP, L.P.
General Partner

By:	venBio Global Strategic GP, Ltd.
General Partner

By:                    *
Director

VENBIO GLOBAL STRATEGIC GP, L.P.

By:	VENBIO GLOBAL STRATEGIC GP, LTD.
General Partner

By:	*
Director

VENBIO GLOBAL STRATEGIC GP, LTD.

By:	*
Director

*
Robert Adelman

*
Paul Brooke

*
Corey Goodman

*By:	/s/ Scott Epstein
Scott Epstein
As attorney-in-fact

This Agreement was executed by Scott Esptein on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 05156V102	13G	Page 12 of 12

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Scott Epstein his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer, member or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 9th day of February, 2015.

/s/ Robert Adelman
Robert Adelman

/s/ Paul Brooke
Paul Brooke

/s/ Corey Goodman
Corey Goodman